April 21, 2005


via facsimile and U.S. mail

Mr. L. Mark Roseborough
Chief Financial Officer
EPOD International, Inc.
2223 Hayman Road
Kelowna, British Columbia
Canada  V1Z 1Z6

	Re:	EPOD International, Inc.
		10-KSB for the year ended December 31, 2004
		File No. 0-32327

Dear Mr. Roseborough:

      We have reviewed the above filing and have the following accounting comments. Our review has been limited to your financial statements and the related disclosures in Management`s Discussion and
Analysis. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB for the year ended December 31, 2004

Financial Statements, page 15

General

1. As it appears you have reflected no activity in your financial statements prior to July 11, 2003, the date of inception, please re-label all column headers in the filing currently labeled "Year Ended
December 31, 2003," as appears on pages 18 and 20, with "From July 11, 2003 (Inception) to Dec. 31, 2003," or similar language, to clarify that the activity reported does not relate to the full year.

Audit Report

2. We note that your auditors have attributed audit responsibility for the December 31, 2003 financial information to other auditors. If you are able to secure permission from the other auditor to include its report in your filing, please amend your filing to include the audit report of the other auditor. Otherwise, it will be necessary to amend your filing to re-label all financial information not covered by the more recent audit as unaudited, and to update the more recent audit opinion; under these circumstances, your current auditor should remove from its report any reference to other auditors. Further, if you have appropriately described your reorganization as a recapitalization on page 21, the language in the audit opinion casting the December 31, 2003 financial information as that of a predecessor entity would be imprecise and should therefore be removed.

Note 1 - Organization and Description of Business, page 21

3. Please reconcile the statements, referring to your
reorganization
with Cyokonos Corporation, "the Company issued 18,000,000 shares of
its restricted common stock for all of the issued and outstanding common shares of Cyokonos," and "[t]his reorganization was accounted for as though it were a recapitalization of the Company and sale by
the Company of 9,230,000 shares of common stock...."  Also
reconcile
these amounts to the 10,560,000 figure reflected on page 19 as "reverse acquisition and recapitalization," and the 18,460,000 amount mentioned on page 26. Tell us why you have characterized the transaction as a reverse acquisition in your Statement of Stockholders` Deficit.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Karl Hiller at (202) 942-1981 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code:
20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


??

??

??

??

EPOD International Inc.
April 21, 2005
page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE